

June 28, 2013

Via E-mail
Mr. Michael C. Jennings
Chief Executive Officer
HollyFrontier Corporation
2828 N. Hardwood, Suite 1300
Dallas, Texas 75201-1507

      Re: **HollyFrontier Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 28, 2013
                File No. 1-03876

Dear Mr. Jennings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Overview, page 35

1.   Please expand your discussion to address any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations or liquidity and capital resources. See Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K. For example, we note that during your earnings conference call on February 26, 2013, your management identified trends and uncertainties with respect to 2013 that are not discussed in this section.

<u>Exhibits, page 105</u>

2.   Please provide your analysis as to why you have not filed your agreements with Sinclair or its affiliates. In this regard, we note that Sinclair accounted for 10% of your consolidated revenues and that you filed similar agreements in respect of your relationship with Shell. Your response should refer to Item 601(b)(10) of Regulation S-K.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Sirimal Mukerjee, Staff Attorney, at (202) 551-3340 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director